EXHIBIT 99.1

Golar LNG Limited: 2015 Annual General Meeting

HAMILTON, Bermuda, Aug. 14, 2015 (GLOBE NEWSWIRE) -- Further to the press release of July 6, 2015 giving notice that the Golar LNG Limited 2015 Annual General Meeting will be held on September 23, 2015, a copy of the Notice of Annual General Meeting and associated information including the Company's Annual Report on Form 20-F can be found on our website at http://www.golarlng.com and in the attachments below.

Golar LNG Limited
Hamilton, Bermuda
August 14, 2015

Notice of 2015 Annual General Meeting http://hugin.info/133076/R/1945754/705629.pdf

GLNG - 2014 Annual Report on Form 20-F http://hugin.info/133076/R/1945754/705630.pdf